

May 19, 2011

Via E-mail
Cyrus D. Marter IV
Senior Vice President and General Counsel
Forest Oil Corporation
707 17th Street, Suite 3600
Denver, CO 80202

> **Re:     Lone Pine Resources Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed May 11, 2011**
> **File No. 333-171123**

Dear Mr. Marter:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.      We note your disclosure at page 41 that the offering and the spin-off will be conditioned upon, among other things, Forest Oil Corporation's receipt of a private letter ruling from the IRS, and/or an opinion of its outside tax advisor, to the effect that the contribution by Forest of its direct and indirect ownership interest in Canadian Forest Oil Ltd. to you and the distribution by Forest of the shares of your common stock held by Forest after the offering should qualify for U.S. federal income tax purposes as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code.  We also note your response to comment 9 in our letter dated February 22, 2011 that you intend to seek acceleration of the registration statement following the receipt of such private letter ruling or tax opinion. Please revise your filing to provide updated disclosure regarding your receipt of such private letter ruling or opinion of counsel.

<u>Exhibit 5.1</u>

2.      We note from your registration fee table that your registration statement is intended to cover the offer and sale of common stock, including the associated preferred share purchase rights.  Please obtain and file a revised legal opinion regarding the legality of such preferred share purchase rights.  See Item 601(b)(5) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Cyrus D. Marter IV
Lone Pine Resources Inc.
May 19, 2011
Page 3


       Please contact Douglas Brown at (202) 551-3265, or Laura Nicholson at (202) 551-3584 with any questions.


                                    Sincerely,

                                    /s/ A.N. Parker *for*

                                    H. Roger Schwall
                                    Assistant Director


cc:      Shelley A. Barber, Esq.